Mail Stop 4561

February 17, 2006

Bruce McPheeters, Esq.
Lawson Holdings, Inc.
380 St. Peter Street
St. Paul, Minnesota 55102

> **RE:** **Lawson Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **File No. 333-129862**
> **Date Filed: January 23, 2006**
>
> **Lawson Software, Inc.**
> **Form 10-K for the fiscal year ended May 31, 2005**
> **Filed on August 1, 2005**
>
> **Form 10-K/A for the fiscal year ended May 31, 2005**
> **Filed on September 28, 2005**
>
> **Form 10-Q for the fiscal quarter ended August 31, 2005**
> **Filed on October 11, 2005**
>
> **Form 10-Q/A for the fiscal quarter ended August 31, 2005**
> **Filed on October 17, 2005**
>
> **Current Reports on Form 8-K filed on June 7, 2005, June 8,**
> **2005, June 30, 2005, September 16, 2005, September 29, 2005,**
> **October 5, 2005, November 21, 2005**
> **File No. 0-33335**

Dear Mr. McPheeters:

　　We have reviewed your filing and have the following comments.  Where
indicated, we think you should revise your document in response to these comments.

General

1. With respect to prior comment 3 of our letter dated December 21, 2005, please tell us the approximate percentages of the shares of Intentia that are held by U.S. persons and the approximate percentages of the shares of Intentia that are held by persons who you are not able to conclude are not U.S. persons.

Cover Page

2. The references to "Lawson" at the top of the page and to the "Lawson" shares in the second paragraph are ambiguous as it is unclear whether they refer to Lawson Software or Lawson Holdings.  As the shares being registered are those of the new holding company, it appears that for clarity, these references should be to Lawson Holdings.  In other instances in the text of the prospectus, the term "Lawson", though defined as Lawson Software, appears to refer to Lawson Holdings.  Please use terms that accurately refer to the existing public company or the holding company whose shares will be issued upon consummation of the proposed business transaction, as appropriate.  We note the final sentence on page 4, but using a single term to refer to the current entity and to the post-transaction one appears confusing.

Inside Cover Page

3. Please limit the table of contents presented in the portion of the prospectus that is subject to the requirements of Rule 421(d) to a single page.  We will not object to a table of contents with the current level of detail, to the extent it is provided in the portion of the prospectus not subject to Rule 421(d).

Summary of Proxy Statement/Prospectus, page 1

4. Please review the summary and ensure that it is a concise presentation of information that is truly significant and that will provide investors with the basic introduction to the transaction, Lawson and Intentia.  A summary that, for example, provides the exhaustive list of subsidiaries on page 2 does not appear essential to an understanding of the transaction.  Please revise so the summary is limited to key information about the transaction and its constituents.

5. We reissue our prior comment 9 of our letter dated December 21, 2005.  What is the anticipated time period between the vote of shareholders and the closing of the transaction?

Reasons for the Restructuring, page 4

6. We note your revisions in response to our prior comment 10 of our letter of December 21, 2005 and we reissue the comment.  Briefly describe the reasons

why the decision has been made to organize the restructuring using Lawson
Holdings. It is unclear why you determined that the holding company structure
would be "an effective method of operating the businesses". Revise similar
disclosure on page 81.

## Unaudited Pro Forma Condensed Combined Financial Statements, page 47

7. Please refer to comment 18 of our letter dated December 21, 2005. We have
reviewed your response and note that your accelerated amortization methodology
is based on the net present value of future cash flows of the acquired intangible
assets. Tell us what discount rate was used in determining the net present value of
the future cash flows of your acquired intangible assets and why this assumption
was not disclosed in the notes to your pro forma financial information. Further
tell us the basis for using this discount rate.

## Note 4. Unaudited Prof Forma Combined Adjustments, page 47

8. Please refer to comment 21 of our letter dated December 21, 2005. We note from
your response that the remaining amount in the Intentia's financial statements,
after pro forma adjustments, relates to post-contract support arrangements that
will be amortized over a twelve month period. Tell us how you considered EITF
01-3 in determining that approximately $143 million should be assigned to
Intentia's liability for PCS.

## Cautionary Statements Regarding Forward-Looking Statements, page 79

9. We note your response to our prior comment 29 of our letter of December 21,
2005. We will not object to your claim that the statutory safe harbor applies to
statements made by Lawson Software since this filing is a proxy statement of that
entity, which is a reporting company. With respect to statements by or on behalf
of Lawson Holdings, however, which is not currently subject to the periodic
reporting requirements of Section 13(a) or 15(d) of the Exchange Act, the
statutory safe harbor is not available and the text should be revised consistent with
the comment provided previously. The fact that the reporting obligations of the
existing public company will be imposed on Lawson Holdings by virtue of 12g-3
if the transaction is consummated does not establish that Lawson Holdings is a
reporting company at the time the statements in the disclosure document are being
made. Lawson Holdings is making its first public offer and sale of securities and
the statutory safe harbor is not available by its terms. Nor is it available by virtue
of the fact that this offering constitutes a tender offer. Your reference to the
statutory safe harbor should be narrowed, consistent with the prior comment.

10. We note your response to our prior comment 30 of our letter dated December 21,
2005. As suggested by the prior comment, the referenced statements are overly
broad and appear inconsistent with the updating obligation imposed upon you.

Please revise so that the statements you make are consistent with the duties imposed upon Lawson Holdings and Lawson Software. We would not object to additional disclosure that suggests that updates to the Proxy Statement/Prospectus may not be forthcoming.

## The Exchange Offer, page 88

11. Your revisions at pages 92 and 93 in response to our prior comment 33 of our letter dated December 21, 2005 are not completely responsive and we therefore reissue several aspects of the prior comment. Disclose the objectives of the parties in setting the exchange ratios. Currently, disclosure indicates that "the calculations of the exchange ratios would be based on the fully diluted outstanding capital stock of each company calculated using the treasury stock method." Please clarify how considerations relating to the fully diluted capital stock (or other factors) yielded the varying exchange ratios. More specifically explain the economic result to Lawson Software and to each group of Intentia holders that the parties believed would be achieved through the application of the exchange ratios. In particular, what was the "value of the preferences associated with the Series A shares" and how was the value determined? Explain the effect the valuation of these preferences had on the exchange ratio. Describe the factors management considered in concluding the exchange ratios are fair to the Lawson Software shareholders.

## Lawson's Reasons for the Exchange Offer, page 96

12. Refer to our prior comment 34 of our letter dated December 21, 2005. Since the price being paid for Intentia securities involves a substantial premium above the relative historical trading prices for the two companies, please disclose management's conclusions regarding the premium. Also, explain how the historical market prices provided a baseline for the board to evaluate whether the exchange ratios were reasonable.

13. Refer to our prior comment 3 of our letter dated January 6, 2006 and your response thereto. We do not disagree with your indication that the disclosure is clear that the Lehman Brothers opinion does not constitute a recommendation. Instead, we asked what consideration you gave to highlighting the fact that the opinion is rendered as to the fairness of the consideration as it relates to Lawson, as opposed to the fairness of the consideration as it relates to Lawson's shareholders, considering you list it as a Reason for the Exchange Offer and as part of your recommendation to security holders. Please revise your disclosure to highlight this distinction.

Miscellaneous, page 104

14. We reissue several aspects of our prior comment 39 of our letter dated December 21, 2005. We remind you that references to "customary compensation" are not appropriate. Refer to disclosure in the first sentence of the final paragraph of this subsection. Also, please provide detailed disclosure, including quantification of fees and compensation, relating to any relationships between Lehman Brothers and Deutsche Bank and the parties to the transaction during the past two years. In this regard, we refer you to disclosure indicating that Lehman Brothers previously provided investment banking services to Intentia. See Item 1015(b)(4) of Regulation M-A.

Intentia's Reasons for the Exchange Offer, page 104

15. We partially reissue our prior comment 40 of our letter dated December 21, 2005. With respect to each of the factors referenced in our prior comment, please disclose the conclusions of Intentia's board. For example, what conclusions did the board reach after reviewing the "current financial market conditions?"

Terms of the Exchange Offer, page 113

16. We note your response to prior comment 2 of our letter dated January 6, 2006 and your indication that you have revised the disclosure to clarify that no consideration other than that paid for all other Intentia Shares of the same class tendered into the Exchange Offer will be paid for Intentia Shares tendered pursuant to the Irrevocable Undertakings. Nevertheless, your disclosure in the second paragraph of this section continues to state that "the premium also represents consideration for Symphony and Tennenbaum's commitment to accept the Exchange Offer with regard to all of their holdings in Intentia pursuant to the Irrevocable Undertakings. Please tell us what you mean by this.

17. We note your response to prior comment 11 of our letter dated January 6, 2006. While your response indicates that you will make payment "promptly," your disclosure refers to "as soon as practicable." Please revise to ensure prompt payment, in accordance with Rule 14e-1(c).

Description of Lawson Capital Stock, page 135

18. We reissue our prior comment 44 of our letter dated December 21, 2005 because you have not disclosed the basis for the conclusions regarding the validity of Lawson's common stock. Please attribute your conclusion to counsel and provide counsel's consent to the use of its name and opinion in the prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations
For Intentia

Revenues, page 170

19. Please refer to comment 46 of our letter dated December 21, 2005.  We have
reviewed the revisions on page 170 of the registration statement.  Please revise to
quantify the impact the sales of the two new editions of Movex Java had on your
revenues in 2005.

Taxes, page 172

20. Please refer to comment 48 of our letter dated December 21, 2005.  We have
reviewed your response and note that you are unable to reliably estimate Intentia's
expected effective tax rate.  Revise your disclosure to provide investors insight
into the reasons you are unable to estimate the expected effective tax rate and how
the apparent uncertainty of forecasting your effective tax rate will impact the
results of operations, if at all.

Exhibits 10.20 and 10.21

21. Please advise us as to why you have not provided an executed version of Exhibit
A to Exhibit 10.21.

22. Your disclosure and supplemental correspondence indicates that two entities,
Symphony Technology Group and Tennenbaum Capital Partners, entered into
irrevocable agreements to exchange their shares of Intentia for shares of Lawson
Holdings.  Upon review of the Shareholder Irrevocable Undertaking, filed as
Exhibit 10.21, we note that that document has been executed by Howard
Levkowitz on behalf of Special Value Opportunities Fund, LLC and Special
Value Expansion Fund, LLC.  Who are these entities, why are they parties to the
irrevocable undertaking agreement, what are their relationships to Symphony
and/or Tennenbaum, and why does your disclosure and supplemental
correspondence identify Symphony and Tennenabaum as the only entities that
have agreed to irrevocably tender their shares?

Closing Comments


As appropriate, please amend your registration statement in response to these
comments.  You may wish to provide us with marked copies of the amendment to
expedite our review.  Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review.  Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 460 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Patrick Gilmore at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, please contact me at (202) 551-3462, or the Assistant Director, Barbara C. Jacobs at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief

cc.     Jonathan Abram, Esq. (by facsimile)
        612-340-2868